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NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
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May 12, 2006

Johannes K. Gäbel
(212) 506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

SUPPL

Dear Sir or Madam:

Attached hereto is a press releases which has been published by the Company since our last submission of April 18, 2006.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,



Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
MAY 23 2006
THOMSON
FINANCIAL



US_EAST:6098673.25

Open for new horizons.


Vienna
International
Airport

Vienna International Airport:
Excellent growth in passengers and cargo during April.

Vienna International Airport continued its growth course with a plus of 12.8% in the number of passengers, 1.4% in flight movements and 5.5% in maximum take-off weight (MTOW) during April. Air cargo and trucking reported an increase of 27.6%.

Scheduled traffic to the Near East showed strong growth of 39.6% in passengers, while the Far East kept pace with this development by recording a plus of 35.8%. The number of passengers travelling to the USA rose 2.6%.

During the first four months of 2006, the number of passengers increased 9.7% to 4,778,567. Maximum take-off weight (MTOW) rose 5.3%, flight movements 3.1% and cargo volume 26.0%.

	April 2006	Change in %	January to April 2006	Change in
Passengers:	1,402,823	+ 12.8	4,778,567	+ 9.7
Transfer passengers:	471,970	+ 9.5	1,641,246	+ 11.8
Maximum take-off weight (in tonnes):	552,799	+ 5.5	2,065,382	+ 5.3
Flight movements (arrival + departure):	19,284	+ 1.4	73,491	+ 3.1
Cargo in tonnes (air cargo and trucking):	22,639	+ 27.6	85,238	+ 26.0

For additional information contact: Michael Kochwalter (+43-1-) 7007-22300
Brigitta Pongratz (+43-1-) 7007-22399

08/06 .... KE/BF .... 13. April 2006


SEC MAIL PROCESSING
RECEIVED
MAY 1 8 2006
WASH., D.C.
190
SECTION